FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April 2007

Goldcorp Inc.
(Translation of registrant’s name into English)

Suite 3400 - 666 Burrard Street
Vancouver, British Columbia V6C 2X8 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
By:	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Director, Legal and Assistant Corporate Secretary

Date:   April 7, 2007

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the Three Months Ended March 31, 2007
This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s unaudited interim consolidated financial statements for the quarter ended March 31, 2007 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of May 10, 2007.
FIRST QUARTER HIGHLIGHTS
•	Net earnings of $124.9 million ($0.18 per share), compared to $92.4 million ($0.27 per share) in 2006. Adjusted net earnings (1) amounted to $82.8 million ($0.12 per share) for the quarter.

•	Operating cash flows increased substantially to $122.6 million, compared to $74.4 million in 2006. Operating cash flows before working capital changes increased to $187.8 million compared to $140.8 million in 2006.

•	Gold production nearly doubled to 558,000 ounces (2006 — 295,100 ounces).

•	Gold sales increased to 531,300 ounces, compared with 288,400 ounces in 2006.

•	Total cash costs of $181 per ounce (net of by-product copper and silver credits) (2006 — minus $88 per ounce). Total cash cost on a co-product basis of $291 per ounce (2006 — $200 per ounce). (2)

•	During April 2007, Goldcorp completed its transaction to sell the Amapari and Peak mines to Peak Gold Ltd in exchange for $200 million in cash and $100 million in share consideration. Goldcorp owns approximately 22% of Peak Gold Ltd on the close of the transaction.

•	On April 16, 2007, the Company agreed to sell 25% of the silver production from its Peñasquito project located in Mexico to Silver Wheaton, for a total upfront payment of $485 million in cash upon closing and a per ounce cash payment of $3.90 per ounce, subject to an inflationary adjustment.

•	Dividends paid of $31.6 million for the quarter.

•	Cash and cash equivalents at March 31, 2007 totaled $403.5 million (December 31, 2006 — $555.2 million).
(1)	Adjusted net earnings are reported net earnings less foreign exchange gain on revaluation of future income tax liabilities of $53.3 million and adding back the unrealized non-hedge derivative after tax loss of $8.6 million and unrealized loss on marketable securities of $2.6 million. Adjusted net earnings is a non-GAAP measure, the Company believes that, in addition to conventional measures, prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(2)	The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

GOLDCORP     1

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
OVERVIEW
Goldcorp is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company’s assets are comprised of the Red Lake, Porcupine (51% interest) and Musselwhite (68% interest) gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal gold mine and Luismin gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala, the San Martin gold mine in Honduras, the La Coipa gold/silver mine (50% interest) in Chile, the Marigold gold mine (67% interest) and Wharf gold mine in the United States. Significant development projects include the expansion of the existing Red Lake mine, the Peñasquito gold/silver/zinc project and Los Filos gold project in Mexico, the Éléonore gold project in Canada, the Cerro Blanco gold project in Guatemala and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. Goldcorp also owns a 49% interest in Silver Wheaton Corp (“Silver Wheaton”), a publicly traded silver mining company, and 77% interest in Terrane Metals Corp (“Terrane”), a publicly traded exploration company. The Peak gold mine in Australia and the Amapari gold mine in Brazil are disclosed as assets held for sale as at March 31, 2007 due to the sale in April 2007.
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G). In addition, the Company has share purchase warrants which trade on the New York Stock Exchange and Toronto Stock Exchange.
Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong and liquid balance sheet, and has not hedged or sold forward any of its future gold production.
Goldcorp is one of the world’s lowest cost and fastest growing senior gold producer with operations throughout the Americas.
CORPORATE DEVELOPMENTS
Sale of Peak Mine and Amapari Mine
During April 2007, Goldcorp closed its transaction to sell the Amapari mine in Brazil and Peak mines to GPJ Ventures Ltd (name subsequently changed to Peak Gold Ltd) in exchange for $200 million in cash and $100 million in share consideration, which will result in a gain of approximately $41 million pre-tax, to be recorded in the second quarter of 2007. Goldcorp owns approximately 22% of Peak Gold Ltd. on close of the transaction.
Sale of Peñasquito Silver Stream
On April 16, 2007, Goldcorp agreed to sell to Silver Wheaton 25% of the silver produced from its Peñasquito project located in Mexico for the life of mine. Total upfront consideration to be paid is $485 million in cash. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment).
At July 31, 2006, Peñasquito had 10 million ounces of proven and probable gold reserves, 2 million ounces of measured and indicated gold resources, 14 million ounces of inferred gold resources, 575 million ounces of proven and probable silver reserves, measured and indicated silver resources of 247 million ounces and inferred silver resources of 881 million ounces. Goldcorp is continuing exploration on the project and expects to provide an updated reserve and resource statement in the second quarter of 2007.
As a result of this transaction, Silver Wheaton will retain a right of first refusal on any further sales of silver streams from Peñasquito for the mine life for so long as Goldcorp maintains at least a 20% interest in Silver Wheaton. Goldcorp’s right to maintain its pro-rata interest in Silver Wheaton has been extended to December 31, 2009. In addition, Silver Wheaton also entered into a commitment with the Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $185 million under a non revolving term loan (the “Term Loan”) and $300 million under a revolving term loan (the “Revolving Loan”) in order to finance the acquisition of the Peñasquito silver contract.
Closing of this transaction is subject to execution of definitive agreements and receipt of all regulatory approvals and third party consents, including acceptance by the Toronto Stock Exchange. This transaction is expected to close by May 31, 2007.

2     GOLDCORP

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)
Acquisition of Glamis Gold Ltd
On August 31, 2006, Goldcorp and Glamis Gold Ltd (“Glamis”) entered into an agreement to combine the two companies. On October 26, 2006, the Glamis shareholders overwhelmingly approved the transaction under the plan of arrangement and the transaction closed on November 4, 2006.
Upon closure of the acquisition, Goldcorp acquired interests in the El Sauzal mine (100%) in Mexico, Marlin mine (100%) in Guatemala, Marigold mine (67%) in the United States, San Martin mine (100%) in Honduras, the Peñasquito project (100%) in Mexico, and the Cerro Blanco project (100%) in Guatemala.
Under the terms of the arrangement, each Glamis common share was exchanged for 1.69 Goldcorp common shares and C$0.0001 in cash. All outstanding Glamis stock appreciation rights (‘‘SAR’s’’) were exercised by the holders into Glamis shares such that holders of the SAR’s received Goldcorp shares and cash at the same share exchange ratio. Each Glamis stock option, which gave the holder the right to acquire shares in the common stock of Glamis when presented for execution, was exchanged for a stock option giving the holder the right to acquire shares in the common stock of Goldcorp on the same basis as the exchange of Glamis common shares for Goldcorp common shares.
This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Glamis as the acquiree. The results of operations of the acquired assets are included in the consolidated financial statements of Goldcorp from the date of acquisition, November 4, 2006.
The purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time these consolidated financial statements were prepared. Goldcorp will continue to review information and perform further analysis with respect to each of the Glamis assets, including an independent valuation, prior to finalizing the allocation of the purchase price. This process will be performed in accordance with the recent accounting pronouncement relating to “Mining Assets — Impairment and Business Combination” (Emerging Issues Committee Abstract 152). Although the final results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets and future income tax liabilities.

GOLDCORP     3

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
SUMMARIZED FINANCIAL RESULTS

	Three Months Ended
	March 31		December 31		September 30		June 30
	2007	2006	2006	2005	2006	2005	2006	2005

			(note 1)				(note 1)

Revenues	$505.6	$286.3	$513.3	$268.3	$418.9	$203.7	$491.5	$301.6
Gold produced (ounces)	558,000	295,100	587,900	296,200	431,800	283,700	378,500	281,000
Gold sold (ounces)	531,300	288,400	559,400	307,300	421,400	276,700	398,700	543,100
Average realized gold price
(per ounce)	$650	$560	$620	$492	$620	$444	$620	$432
Average London spot gold price
(per ounce)	$650	$554	$604	$484	$622	$440	$627	$427
Earnings (loss) from operations	$140.5	$140.6	$(48.6)	$112.8	$143.9	$83.9	$219.5	$160.3
Net earnings	$124.9	$92.4	$66.0	$101.7	$59.5	$56.5	$190.4	$98.0
Earnings per share
Basic	$0.18	$0.27	$0.11	$0.30	$0.14	$0.17	$0.50	$0.30
Diluted	$0.18	$0.24	$0.11	$0.27	$0.14	$0.15	$0.49	$0.28
Cash flow from operating activities	$122.6	$74.4	$255.5	$136.9	$221.3	$84.8	$240.1	$163.9
Total cash costs
(per gold ounce) (note 2)	$181	$(88)	$160	$(73)	$84	$9	$(123)	$52
Dividends paid	$31.6	$15.3	$27.5	$15.3	$18.8	$15.2	$17.4	$15.2
Cash and cash equivalents	$403.5	$169.6	$555.2	$562.2	$342.3	$420.9	$264.6	$420.8
Total assets	$17,894.4	$5,054.9	$17,965.9	$4,066.0	$7,084.5	$3,839.2	$6,969.5	$3,756.0
(1)	Includes Goldcorp’s share of results of Campbell, Musselwhite (68%), Porcupine (51%) and La Coipa (50%) from May 12, 2006, the date of acquisition. Also includes Goldcorp’s share of results of El Sauzal, Marlin, San Martin and Marigold (67%) from November 4, 2006, the date of acquisition.

(2)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for La Coipa and Marlin at market silver prices; and by-product silver revenue for Luismin of $3.90 per silver ounce sold to Silver Wheaton).
Review of Financial Results
Substantial increases in revenue, gold production and sales, earnings, cash flows and total assets, as compared to the first quarter of 2006, are primarily the result of the acquisitions of the Glamis and Placer assets in 2006. Net earnings in the first quarter of 2007 were impacted by higher depreciation and depletion expense due to the fair valuation of these assets, interest expense of $13.8 million incurred on bank debt to finance the Company’s acquisitions, and a non-cash derivative loss from copper forward contracts of $8.3 million, offset by a $53.3 million unrealized foreign exchange gain arising from the revaluation of future income tax liabilities. Total cash costs per ounce of $181 in the first quarter of 2007, as compared to minus $88 in the first quarter of 2006, increased significantly due to a decline in copper prices, an inclusion of the net proceeds payments to Yacimientos Mineros de Agua de Dionisio (“YMAD”) at Alumbrera and the addition of Placer and Glamis mines. The YMAD payment recorded in the first quarter was $35 million (Goldcorp’s share). This significant payment translates into an increase in cash costs of $66 per ounce to Goldcorp’s consolidated cash costs. The 2006 fourth quarter loss from operations is due to the write down of the Amapari mine of $175 million.

4     GOLDCORP

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)
RESULTS OF OPERATIONS
Three months ended March 31

					Average
			Gold		realized	Earnings	Total cash
			produced	Gold sold	gold price	(loss) from	costs(3)
		Revenues	(ounces)	(ounces)	(per ounce)	Operations	(per ounce)

Red Lake(1)	2007	$105.9	179,400	162,100	$652	$48.5	$228
	2006	67.4	121,300	120,700	557	44.4	130
Musselwhite(2)	2007	23.2	36,200	35,700	648	2.2	458
	2006	—	—	—	—	—	—
Porcupine(2)	2007	19.8	36,800	30,400	649	1.3	419
	2006	—	—	—	—	—	—
Luismin(4)	2007	37.8	45,900	46,500	650	9.4	141
	2006	34.2	47,800	46,500	554	9.0	117
El Sauzal(3)	2007	44.1	66,600	66,500	655	11.7	117
	2006	—	—	—	—	—	—
Alumbrera(4)	2007	104.3	43,200	40,000	652	22.1	(299)
	2006	125.0	62,300	51,500	577	78.4	(1,310)
Marlin(3,4)	2007	41.6	46,800	51,100	653	16.4	144
	2006	—	—	—	—	—	—
La Coipa(2,4)	2007	31.4	5,100	4,300	654	15.1	(4,235)
	2006	—	—	—	—	—	—
Marigold(3)	2007	9.5	14,300	14,700	647	(1.0)	549
	2006	—	—	—	—	—	—
Wharf	2007	10.7	14,000	15,700	653	4.0	330
	2006	7.3	9,900	11,800	559	1.9	315
San Martin(3)	2007	7.5	11,400	11,400	657	1.6	453
	2006	—	—	—	—	—	—
Silver Wheaton	2007	44.1	—	—	—	21.7	—
	2006	25.7	—	—	—	11.3	—
Peak(4)	2007	14.7	31,200	24,800	652	7.1	311
	2006	22.6	33,400	35,300	558	7.1	192
Amapari	2007	18.3	27,100	28,100	653	3.3	455
	2006	12.6	20,400	22,600	556	(3.0)	464
Terrane	2007	—	—	—	—	(1.5)	—
	2006	—	—	—	—	—	—
Other	2007	(7.2)	—	—	—	(21.4)	—
	2006	(8.5)	—	—	—	(8.5)	—
Total	2007	505.6	558,000	531,300	650	140.5	181
	2006	286.3	295,100	288,400	560	140.6	(88)
(1)	Red Lake operating results include those of the Campbell mine from May 12, 2006, the date of acquisition. Therefore, the comparative quarter from 2006 represents the Red Lake Complex prior the acquisition date. The inclusion of higher costs from the Campbell complex in 2007 is the primary reason for increased cash costs per ounce period over period from prior year. The combined mines are presented as one mine going forward.

(2)	Placer mine operating results are included from May 12, 2006, the date of acquisition.

(3)	Glamis operating results are included from November 4, 2006, the date of acquisition.

(4)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for La Coipa and Marlin at market silver prices; and by-product silver revenue for Luismin of $3.90 per silver ounce sold to Silver Wheaton).

GOLDCORP     5

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
OPERATIONAL REVIEW

Red Lake gold mines, Canada(1)

	Three Months Ended
	March 31	December 31	September 30	June 30	March 31
Operating Data	2007	2006	2006	2006	2006

Tonnes of ore milled	180,900	208,300	184,000	191,900	184,700
Average mill head grade (grams/tonne)	32	27	28	29	29
Average recovery rate	97%	96%	96%	97%	97%
Gold (ounces)
— Produced	179,400	171,500	156,400	167,600	170,100
— Sold	162,100	154,400	165,500	172,400	168,900
Average realized gold price (per ounce)	$652	$618	$621	$625	$560
Total cash costs (per ounce)	$228	$239	$214	$183	$181
Financial Data

Revenues	$105.9	$96.0	$103.6	$107.8	$94.6
Earnings from operations	$48.5	$39.0	$49.3	$52.1	$36.7
(1)	Campbell complex operations are included in Goldcorp’s operating results for the period subsequent to May 12, 2006, the date of acquisition. Prior period combined data is shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place on January 1, 2006.
The Red Lake gold mines produced 179,400 ounces of gold, compared with 170,100 ounces for the corresponding period last year. The increased production relates to higher ore grades. The average mill feed grade was 32 grams/tonne compared to 29 grams/tonne in 2006, with recoveries steady at 97%.
The sinking of the #3 shaft reached its final depth of 1,924 metres on January 9, 2007. Most of the temporary equipment required while sinking has been removed and preparations to have the service cage operational by early May are progressing. Half of the major components of the loading pocket have been installed. The expanded mill will be ready for operation in mid-2007 and the expansion project is on track for completion in late 2007.
Exploration continues to focus on the five key areas of upside for the mine;
1.	The High Grade Zone at depth where new drilling accesses are being prepared

2.	The Deep Campbell zone

3.	The ‘Party Wall’ area, in the area previously hosting the boundary between the two mines

4.	The Upper Red Lake sulphides where optimization work is identifying new mining areas, and

5.	Surface drilling investigating open pit potential.

6     GOLDCORP

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)
Musselwhite mine, Canada (Goldcorp’s interest — 68%) (1)

	Three Months Ended
	March 31	December 31	September 30	June 30	March 31
Operating Data	2007	2006	2006	2006	2006

Tonnes of ore milled	226,800	222,000	203,200	218,900	240,800
Average mill head grade (grams/tonne)	5.19	5.44	6.38	5.65	4.71
Average recovery rate (%)	96%	99%	95%	94%	91%
Gold (ounces)
— Produced	36,200	38,400	39,600	37,600	33,200
— Sold	35,700	38,800	38,200	37,800	33,900
Average realized gold price (per ounce)	$648	$600	$636	$618	$553
Total cash costs (per ounce)	$458	$470	$436	$375	$417
Financial Data

Revenues	$23.2	$23.1	$24.4	$23.4	$18.8
Earnings (loss) from operations	$2.2	$0.3	$1.5	$4.5	$(0.3)
(1)	Results from Musselwhite mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition May 12, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place on January 1, 2006.
Gold production at Musselwhite was 36,200 ounces, a 9% increase over the corresponding quarter in 2006. In 2007, the head grade through the mill was 10% higher, offsetting the lower mill throughput. The comparative higher mill throughput in 2006 was attributable to the milling of surface stockpile, which was exhausted in the first quarter of 2006. Underground production increased 6% in the first quarter of 2007.
Cash costs per ounce of $458 were 10% higher in the quarter compared to $417 in 2006 due to higher cash operating costs. The cost increase was primarily incurred by the underground operations as a result of higher mobile equipment and tire costs.
Positive exploration results continue to be returned from the PQ Deeps. In the first quarter of 2007 an additional 50 meters of deposit strike length was drilled off to mineral reserve standard. A second underground rig has been mobilized and will also be drilling off reserves on the PQ Deeps and new targets in a shear zone / iron formation approximately 200 meters to the west of the PQ Deeps.
Drilling will continue to test two clearly identified targets that have been identified from results to date on the North Shore of Opapimiskan Lake 3 km north of existing reserves.

GOLDCORP     7

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Porcupine mine, Canada (Goldcorp’s interest — 51%)(1)

	Three Months Ended
	March 31	December 31	September 30	June 30	March 31
Operating Data	2007	2006	2006	2006	2006

Tonnes of ore milled	491,100	549,400	538,400	554,700	508,500
Average mill head grade (grams/tonne)	2.49	2.73	2.71	2.57	2.17
Average recovery rate (%)	94%	95%	94%	90%	90%
Gold (ounces)
— Produced	36,800	45,700	44,300	41,300	31,400
— Sold	30,400	48,100	44,700	42,000	33,400
Average realized gold price (per ounce)	$649	$617	$622	$616	$554
Total cash costs (per ounce)	$419	$364	$337	$361	$434
Financial Data

Revenues	$19.8	$29.7	$27.9	$26.0	$18.5
Earnings (loss) from operations	$1.3	$6.6	$6.9	$4.4	$(0.8)
(1)	Results from Porcupine mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition May 12, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place on January 1, 2006.
Gold production for the first quarter was 36,800 ounces, an increase of 17% as compared to the first quarter in 2006, due primarily to increased grade and recoveries from the underground operations. Compared to the fourth quarter of 2006, however, production fell by 20% as stockpiled lower grade material made up the ore feed, while overburden stripping proceeded in stage 2 ore of the Pamour open pit, where access to ore zones is expected during the second half of 2007.
Gold production in the quarter was also negatively impacted by lower than planned mill throughput due to a severe freeze-thaw cycle throughout the winter. The underground operations at Hoyle Pond and Dome both produced at grades and mill recoveries above plan which partially offset some of the production shortfalls from the Pamour open pit. First quarter 2007 cash costs per ounce increased 15% over the fourth quarter of 2006 due to lower production and a higher cost of sales associated with stripping.
New resources at the Pamour North Contact immediately north of the existing open pit are being followed up to determine their open pit potential. Exploration drilling continues on the Hollinger project with five surface diamond drills operating in order to reach a decision on its mining potential by year-end. Mineral Resources on the Hollinger property were recently reported at;

Indicated:	40.3 million tonnes grading 1.65 grams/tonne containing 2.14 million ounces of gold and

Inferred:	44.2 million tonnes grading 1.57 grams/tonne containing 2.24 million ounces of gold (100% basis).

8     GOLDCORP

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)
Luismin mines, Mexico

	Three Months Ended
	March 31	December 31	September 30	June 30	March 31
Operating Data	2007	2006	2006	2006	2006

Tonnes of ore milled	232,400	285,800	276,700	267,400	255,800
Average mill head grade (grams/tonne)
— Gold	6.46	6.08	6.50	6.61	6.18
— Silver	326	296	316	358	348
Average recovery rate (%)
— Gold	95%	94%	94%	94%	94%
— Silver	92%	89%	89%	89%	87%
Produced (ounces)
— Gold	45,900	52,600	54,400	53,600	47,800
— Silver	1,898,300	2,118,200	2,233,200	2,388,400	2,191,900
Sold (ounces)
— Gold	46,500	52,200	53,400	54,900	46,500
— Silver	1,937,000	2,146,200	2,213,500	2,442,500	2,171,000
Average realized price (per ounce)
— Gold	$650	$615	$618	$629	$554
— Silver (1)	$3.90	$3.90	$3.90	$3.90	$3.90
Total cash costs per gold ounce(1)	$141	$167	$132	$109	$117
Financial Data

Revenues	$37.8	$39.8	$41.5	$44.1	$34.2
Earnings from operations	$9.4	$5.0	$10.5	$13.3	$9.0
(1)	Luismin silver is sold to Silver Wheaton at a price of $3.90 per ounce. The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue of $3.90 per silver ounce. (If the silver sales were treated as a co-product, average total cash costs at Luismin for the quarter ended March 31, 2007, would be $240 per ounce of gold and $1.54 per ounce of silver (March 31, 2006 — $223 and $1.65 respectively).
On January 31, 2007, Luismin sold its San Martin operations for proceeds of $26 million, comprising of $24 million in cash and $2 million in shares of Starcore International Ventures Ltd. San Martin was a smaller mine processing approximately 250,000 tonnes per annum providing about 20,000 ounces of gold and 200,000 ounces of silver per year. As a result of the sale, the mill throughput was 9% lower in 2007 compared to the fourth quarter of 2006 mainly due to the foregone operations. However, gold production of 45,900 ounces during the quarter only marginally declined from the fourth quarter, as a result of a higher gold grades. Lower silver grades, partially offset by higher recoveries in 2007, have contributed to a 13% decline of the silver ounces produced compared to the same period in 2006. Cash costs per ounce of $141 in 2007 have increased 20% over cash costs per ounce of $117 for the same period in 2006, due primarily to higher silver by-product sales in 2006.
With respect to capital projects, at San Dimas, construction of a new filtering process for the tailings is in progress and will be completed in the second quarter of 2007, installation of the new mill is complete and going through its testing period, and the Las Truchas power generation expansion project is on schedule and is 38% complete.
At San Dimas, exploration has been successful in the Central Block area, with very good results, especially in the Nancy East vein. During the first quarter, exploration continued in the Nukay underground also with very good results, proving the extension of several mineralized ore bodies over 200 metres below the current levels of development. The Nukay Mine also received the clean industry certification that accredits the operations as being in total compliance with environmental regulations.

GOLDCORP     9

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
El Sauzal mine, Mexico (1)

	Three Months Ended
	March 31	December 31	September 30	June 30	March 31
Operating Data	2007	2006	2006	2006	2006

Tonnes of ore mined	594,800	637,500	610,800	706,800	678,500
Tonnes of waste removed	985,100	1,163,300	1,270,300	1,250,500	1,073,700
Ratio of waste to ore	1.7	1.8	2.1	1.8	1.6
Tonnes of ore milled	480,200	515,000	510,200	556,400	526,100
Average mill head grade (grams/tonne)	4.64	5.46	5.01	4.49	3.86
Average recovery rate	94%	94%	94%	94%	93%
Gold (ounces)
— Produced	66,600	84,800	77,100	75,400	62,300
— Sold	66,500	82,000	77,000	75,800	62,000
Average realized gold price (per ounce)	$655	$625	$612	$624	$556
Total cash costs (per ounce)	$117	$94	$108	$100	$114
Financial Data

Revenues	$44.1	$52.2	$47.1	$47.9	$34.8
Earnings from operations	$11.7	$36.9	$30.7	$31.8	$20.0
(1)	Results from El Sauzal mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition November 4, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place on January 1, 2006.
The El Sauzal Mine produced 66,600 ounces of gold, compared with 62,300 ounces for the corresponding period last year, due to higher grade. Recoveries and cash costs were consistent with the same period last year. Production in the first quarter of 2007 declined by 20% over the fourth quarter of 2006, due to lower average mill grades and lower tonnes of ore milled
Construction on the heap leach platform continued during the quarter with the project now 90% completed. French drains, rock drains under the tailings pile, are still being constructed in order to expand the leach pad footprint. The latest geological model indicates there will be large quantities of leach grade ore, requiring additional pad space.
The El Sauzal Mine received the clean industry certification that accredits the operations in total compliance with environmental regulations. Work commenced on proceeding towards international cyanide code certification.

10     GOLDCORP

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)
Marlin mine, Guatemala (1)

	Three Months Ended
	March 31	December 31	September 30	June 30	March 31
Operating Data	2007	2006	2006	2006	2006

Tonnes of ore milled	361,500	383,100	271,900	220,800	213,000
Average mill head grade (grams/tonne)
— Gold	4.87	5.13	4.02	4.19	6.44
— Silver	89	85	63	66	82
Average recovery rate (%)
— Gold	83%	87%	89%	85%	88%
— Silver	58%	60%	69%	58%	58%
Produced (ounces)
— Gold	46,800	55,100	33,700	28,900	43,300
— Silver	591,900	622,100	382,000	273,300	321,000
Sold (ounces)
— Gold	51,100	50,000	32,000	34,800	37,000
— Silver	616,400	558,000	335,000	310,000	240,000
Average realized gold price (per ounce)	$653	$621	$597	$625	$560
Total cash costs (per ounce)(2)	$144	$137	$268	$258	$208
Financial Data

Revenues	$41.6	$38.2	$23.1	$25.5	$23.1
Earnings from operations	$16.4	$17.5	$5.3	$6.1	$7.5
(1)	Results from Marlin mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition November 4, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place on January 1, 2006.

(2)	The calculation of total cash costs per ounce of gold sold is net of by-product silver sales revenue. If the silver sales were treated as a co-product, average total cash costs at Marlin for the quarter ended March 31, 2007, would be $246 per ounce of gold and $5 per ounce of silver (March 31, 2006 — $245 and $4 respectively).
During the first quarter of 2007, the Marlin Mine produced 46,800 ounces of gold and 591,900 ounces of silver, compared with 43,300 ounces of gold and 321,000 ounces of silver produced in the first quarter of 2006. Cash costs in the first quarter of 2007 were $144 per ounce versus $208 per ounce for the first quarter of 2006 reflecting higher production and improved operations since start up.
Mill throughput in first quarter of 2007 averaged 4,000 tonnes per day compared with 2,400 tonnes per day in the first quarter of 2006, reflecting the improvements made in the processing operations. The first belt feeder in the ore reclaim tunnel was installed and commissioned in the quarter, significantly improving the feed rate to the SAG mill; a second feeder is being constructed and will be installed in the second quarter.
Gold recovery was lower than the recoveries for the same period last year, reflecting the higher throughput in the mill and the reduced residence time while the oxygen injection system was being installed in the leach circuit. The oxygen injection system was installed and commissioned late in the quarter and improvement in recoveries is expected in the next quarter. Construction of the foundations for the 7th leach tank and 2nd neutralization tank are proceeding as planned and contracts for procurement of materials and erection of the metal structures have been awarded. The addition of the 7th leach tank will increase ore retention time in the leach circuit and improve recoveries.
Underground ore production increased to 66,000 tonnes in the first quarter, compared with 44,200 tonnes per quarter average for the previous four quarters.

GOLDCORP     11

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Alumbrera mine, Argentina (Goldcorp’s interest — 37.5%)

	Three Months Ended
	March 31	December 31	September 30	June 30	March 31
Operating Data	2007	2006	2006	2006	2006

Tonnes of ore mined	2,504,300	4,040,100	2,668,600	2,550,200	2,366,600
Tonnes of waste removed	8,488,500	6,982,400	8,029,900	7,363,600	8,059,500
Ratio of waste to ore	3.4	1.7	3.0	2.9	3.4
Tonnes of ore milled	3,648,800	3,449,400	3,400,500	3,472,600	3,308,600
Average mill head grade
— Gold (grams/tonne)	0.54	0.53	0.76	0.78	0.76
— Copper (%)	0.49%	0.48%	0.54%	0.61%	0.63%
Average recovery rate (%)
— Gold	69%	75%	78%	79%	77%
— Copper	82%	83%	89%	89%	89%
Produced
— Gold (ounces)	43,200	44,200	65,200	68,500	62,300
— Copper (thousands of pounds)	32,600	30,300	36,000	41,800	40,800
Sold
— Gold (ounces)	40,000	54,000	58,200	74,000	51,500
— Copper (thousands of pounds)	30,000	31,200	33,100	46,700	33,500
Average realized price
— Gold (per ounce)	$652	$639	$628	$608	$577
— Copper (per pound)	$2.93	$2.51	$3.70	$4.44	$3.25
Total cash costs (per gold ounce)(1)	$(299)	$(492)	$(1,074)	$(1,661)	$(1,310)
Financial Data

Revenues	$104.3	$94.3	$143.8	$230.0	$125.0
Earnings from operations	$22.1	$34.2	$78.1	$143.5	$78.4
(1)	The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, average total cash costs at Alumbrera for the period ended March 31, 2007 would be $432 per ounce of gold and $2.01 per pound of copper (March 31, 2006 — $162 per ounce of gold and $1.04 per pound of copper).
Alumbrera’s gold production for the quarter declined from 62,300 ounces in 2006 to 43,200 ounces in 2007 due to lower average mill feed grades, in line with management expectations, and lower recoveries, as a result of processing high gypsum content ore. Copper production for the quarter also declined from 40.8 million pounds in 2006 to 32.6 million pounds in 2007 for the same reasons.
Total material mined was greater than plan by about 5% for the quarter due to shorter hauls from Phase 8 being mined due to tire shortages. Should tire shortages continue, mining rates could be impacted in the future. Total cash costs increased in the first quarter in 2007 to minus $299 per ounce of gold, net of by-product copper credits, compared to minus $1,310 per ounce during the same period last year as a result of a decline in copper prices, an inclusion of the net proceeds payments to Yacimientos Mineros de Agua de Dionisio (“YMAD”), which commenced in the second quarter of 2006. The payment is 20% of net proceeds, as defined in the YMAD agreement, which approximates EBITDA, less capital expenditures and working capital adjustments. Due to the joint venture distributions in the first quarter which impacted the working capital, a $35 million (Goldcorp’s share) royalty expense was recorded . This significant royalty translates into an increase in cash costs of $875 per ounce (by-product) at Alumbrera and an impact of $66 per ounce to Goldcorp’s consolidated cash costs.
The expansion of milling capacity to a 40 million tonne per annum (100%) was completed, resulting in record mill production rates in the first quarter of 2007.

12     GOLDCORP

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)
La Coipa mine, Chile (Goldcorp’s interest — 50%) (1)

	Three Months Ended
	March 31	December 31	September 30	June 30	March 31
Operating Data	2007	2006	2006	2006	2006

Tonnes of ore milled	391,300	396,600	638,900	738,000	788,800
Average mill head grade (grams/tonne)
— Gold	0.79	1.02	0.76	0.82	1.19
— Silver	282	273	74	54	58
Average recovery rate (%)
— Gold	60%	67%	75%	83%	83%
— Silver	74%	67%	57%	63%	52%
Produced (ounces)
— Gold	5,100	8,800	11,900	16,600	25,100
— Silver	2,502,100	2,326,400	866,700	814,900	769,500
Sold (ounces)
— Gold	4,300	13,900	10,900	18,300	27,000
— Silver	2,136,100	2,176,600	654,900	762,500	751,700
Average realized price (per ounce)
— Gold	$654	$608	$628	$629	$558
— Silver	$13.38	$12.59	$11.80	$12.34	$10.04
Total cash costs per gold ounce(2)	$(4,235)	$(794)	$89	$44	$194
Financial Data

Revenues	$31.4	$35.6	$14.6	$21.0	$22.6
Earnings (loss) from operations	$15.1	$12.2	$(2.2)	$4.3	$7.3
(1)	Results from La Coipa mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition May 12, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place on January 1, 2006.

(2)	The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. If gold production were treated as a co-product, average total cash costs for the year ended March 31, 2007 would be $212 per ounce of gold and $3.86 per ounce of silver (March 31, 2006 — $313 per ounce of gold and $5.70 per ounce of silver).
La Coipa mine produced 5,100 ounces of gold at a cash cost of minus $4,235 per ounce, compared with 25,100 ounces of gold for the same period in 2006 and a cash cost of $194. The silver production was 2,502,100 compared with 769,500 ounces in the year 2006. The higher silver production was mainly due to higher silver grade and higher recovery from the Puren mine. The Puren mine will be mined throughout 2007 and its production will be primarily silver. There were lower tonnes of ore milled because some areas of Puren with high silver grades were processed at a lower tonnage rate in order to increase residence time in the leaching plant and to maximize recovery. Gold recovery was lower than prior quarters mainly due to fine disseminate gold particle in the ore and an increase of other impurities in the Puren ore.
Higher earnings from operations compared to the first quarter 2006 are due to lower cost of sales from higher production and higher revenues as a result of higher silver sales and higher realized prices.
La Coipa is working on different metallurgical solutions for the sulphide ores located under the Ladera Farellon pit.

GOLDCORP     13

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Marigold mine, United States (Goldcorp’s interest — 67%) (1)

	Three Months Ended
	March 31	December 31	September 30	June 30	March 31
Operating Data	2007	2006	2006	2006	2006

Tonnes of ore mined	969,200	1,850,900	1,364,400	1,490,400	1,073,200
Tonnes of waste removed	6,497,100	3,844,500	5,003,600	4,741,800	5,806,600
Ratio of waste to ore	6.7	2.1	3.7	3.2	5.4
Tonnes of ore processed	969,200	1,850,900	1,364,400	1,490,500	1,073,300
Average head grade (grams/tonne)	0.49	0.81	0.82	0.62	0.71
Average recovery rate (%)	70%	70%	70%	70%	70%
Gold (ounces)
— Produced	14,300	34,600	20,900	17,100	27,200
— Sold	14,700	34,700	20,400	17,100	26,000
Average realized gold price (per ounce)	$647	$621	$620	$616	$555
Total cash costs (per ounce)	$549	$315	$303	$316	$280
Financial Data

Revenues	$9.5	$21.6	$12.7	$10.5	$14.4
Earnings (loss) from operations	$(1.0)	$6.6	$3.1	$3.0	$3.3
(1)	Results from Marigold mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition November 4, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place on January 1, 2006.
During the first quarter of 2007, the Marigold Mine produced 14,300 ounces of gold, compared with 27,200 ounces of gold produced for the first quarter of 2006. Gold production was impacted by lower grades and higher waste ore than expected in the Basalt Pit, and minor pit wall instability in the Basalt Pit which postponed the mining of a phase of this pit from early 2007 to 2008. The majority of the ore mined in late 2006 was from the Basalt Pit with the bulk of the recovery expected in the first quarter of 2007. Basalt ore recovery had a shortfall of approximately 20,000 ounces in the first quarter.
First quarter 2007 direct operating costs were approximately $4.1 million greater than the prior year direct operating costs primarily due to expensing higher stripping costs as compared to prior year. Cash costs in the first quarter of 2007 were $549 per ounce versus $280 per ounce for the first quarter of 2006, reflecting higher direct costs and lower ounces produced. Some direct operating costs increased over 2006 levels due to wage increases and commodity prices.

14     GOLDCORP

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)
Wharf mine, United States

	Three Months Ended
	March 31	December 31	September 30	June 30	March 31
Operating Data	2007	2006	2006	2006	2006

Tonnes of ore mined	603,100	714,500	822,700	729,100	701,700
Tonnes of ore processed	597,800	682,800	854,400	715,300	787,900
Average grade of gold processed (grams/tonne)	1.36	1.12	0.91	1.04	1.01
Average recovery rate (%)	75%	75%	75%	75%	75%
Gold (ounces)
— Produced	14,000	18,000	19,600	15,500	9,900
— Sold	15,700	17,000	19,800	14,800	11,800
Average realized gold price (per ounce)	$653	$619	$610	$618	$559
Total cash costs (per ounce)	$330	$340	$354	$343	$315
Financial Data

Revenues	$10.7	$11.0	$12.7	$9.7	$7.2
Earnings from operations	$4.0	$5.7	$2.9	$1.8	$1.9
(1)	Tonnes of ore processed do not correlate directly to ounces produced during the quarter, as there is a time delay between placing ore on the leach pad and producing gold.
The Wharf Mine produced 14,000 ounces of gold in the first quarter of 2007 compared with 9,900 ounces of gold in the first quarter of 2006. The higher gold production is the result of higher gold grades mined and placed in inventory. In addition, the increase is due in part to the plant modifications of the strip circuit, designed to increase the metal production from inventory which were completed at the end of the first quarter 2006. Total cash costs for the quarter were $330 per ounce, compared to $315 per ounce during the first quarter of 2006, primarily as a result of higher severance tax that is driven by higher realized gold prices. Ore tonnes mined in the first quarter of 2007 are lower than the same period in 2006 as the moisture content from the lower levels of the phase 4 Trojan pit increased and limited crusher throughput. Modifications to the crusher will be completed in April 2007, which are expected to remediate the lower throughput.

GOLDCORP     15

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
San Martin mine, Honduras (1)

	Three Months Ended
	March 31	December 31	September 30	June 30	March 31
Operating Data	2007	2006	2006	2006	2006

Tonnes of ore mined	715,800	898,500	794,300	1,070,800	1,258,500
Tonnes of waste removed	1,307,900	1,083,000	1,172,100	1,180,400	1,020,200
Ratio of waste to ore	1.83	1.21	1.48	1.10	0.81
Tonnes of ore processed	715,800	898,500	795,800	1,070,800	1,258,500
Average mill head grade (grams/tonne)	0.66	0.80	0.86	0.74	0.74
Average recovery rate	55%	56%	54%	55%	57%
Gold (ounces)
— Produced	11,400	13,300	14,000	17,300	15,000
— Sold	11,400	14,000	14,500	17,400	15,700
Average realized gold price (per ounce)	$657	$627	$611	$627	$556
Total cash costs (per ounce)	$453	$419	$303	$359	$325
Financial Data

Revenues	$7.6	$8.9	$8.8	$11.0	$8.8
Earnings from operations	$1.6	$1.0	$2.4	$2.3	$1.3
(1)	Results from San Martin mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition November 4, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place on January 1, 2006.
The San Martin mine produced 11,400 ounces of gold, compared with 15,000 ounces for the corresponding period last year. The decreased production relates to lower ore grades and a higher ore to waste ratio. The average mill feed grade was 0.66 grams/tonne compared to 0.74 grams/tonne in 2006. The San Martin mine is on schedule to complete mining the Palo Alto pit by the end of the third quarter of 2007. A small satellite pit adjacent to Palo Alto will be mined-out during the fourth quarter and the waste rock will be used to backfill the lower portion of the Palo Alto pit.
Total cash costs were $453 per ounce for the first quarter of 2007, compared to $325 per ounce in the first quarter of 2006, primarily as a result of higher operating costs associated with maintaining an aging mining fleet and lower production as mining operations begin to wind down in 2007.
Re-contouring and re-leaching of the heap leach pad perimeter slopes continued throughout the first quarter in preparation for the final closure and reclamation phase scheduled to begin the second half of 2008.

16     GOLDCORP

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)
Silver Wheaton Corp (Goldcorp’s interest — 49%; 100% figures shown)

	Three Months Ended
	March 31	December 31	September 30	June 30	March 31
Operating Data	2007	2006	2006	2006	2006

Ounces of silver sold
— Luismin	1,937,000	2,146,200	2,213,500	2,447,500	2,171,000
— Zinkgruvan	519,000	415,200	286,700	482,900	501,000
— Yauliyacu	887,000	972,000	1,020,000	875,000	—
Total	3,343,000	3,533,400	3,520,200	3,805,400	2,672,000
Average realized silver price (per ounce)	$13.20	$12.35	$11.86	$12.46	$9.62
Total cash costs (per ounce)	$3.90	$3.90	$3.90	$3.90	$3.90
Financial Data

Revenues	$44.1	$43.6	$41.8	$47.4	$25.7
Earnings from operations	$21.7	$21.2	$18.8	$24.4	$11.3
On April 23, 2007, Silver Wheaton entered into a long-term silver contract with Hellas Gold S.A. (“Hellas Gold”), a 65% owned subsidiary of European Goldfields, to acquire all of the silver produced from Hellas Gold’s Stratoni mine in Greece, whereby Silver Wheaton acquires the silver production for an upfront cash payment of $57.5 million and a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to an inflationary adjustment.
In addition, on April 16, 2007, Silver Wheaton agreed to acquire 25% of the silver production from Goldcorp’s Peñasquito project located in Mexico, for $485 million in cash and an ongoing operating cost payment of $3.90 per ounce, subject to an inflationary adjustment. Silver Wheaton entered into a commitment with Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $185 million under a non-revolving term loan and $300 million under a revolving term loan in order to finance the acquisition of the Peñasquito silver contract from Goldcorp. The Revolving Loan is for a period of 7 years and the Term Loan is to be repaid in equal installments over a period of seven years, however, prepayments are allowed at any time.
Silver Wheaton expects, based upon its current contracts (including Peñasquito and Stratoni), to have annual silver sales of approximately 15 million ounces in 2007, increasing to 23 million ounces in 2009 and 28 million ounces by 2012.

GOLDCORP     17

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
ASSETS HELD FOR SALE
Peak mine, Australia

	Three Months Ended
	March 31	December 31	September 30	June 30	March 31
Operating Data	2007	2006	2006	2006	2006

Tonnes of ore milled	172,500	175,100	173,300	180,700	173,700
Average mill head grade
— Gold (grams/tonne)	6.41	7.86	4.99	4.90	6.61
— Copper (%)	0.61%	0.52%	0.49%	0.61%	0.70%
Average recovery rate
— Gold (%)	88%	91%	83%	90%	90%
— Copper (%)	75%	72%	58%	79%	80%
Produced
— Gold (ounces)	31,200	40,500	23,200	25,500	33,400
— Copper (thousands of pounds)	1,751	1,450	1,103	1,907	2,131
Sold
— Gold (ounces)	24,800	40,000	12,900	26,300	35,300
— Copper (thousands of pounds)	—	1,590	—	2,114	1,915
Average realized price
— Gold (per ounce)	$652	$597	$526	$631	$558
— Copper (per pound)	—	$3.52	$—	$3.66	$2.21
Total cash costs per gold ounce(1)	$311	$192	$398	$193	$192
Financial Data

Revenues	$14.7	$27.9	$6.3	$22.9	$22.6
Earnings (loss) from operations	$7.1	$8.2	$(1.0)	$7.1	$7.1
(1)	The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If gold production were treated as a co-product, average total cash costs for the period ended March 31, 2007 would be $311 per ounce of gold and $nil per pound of copper (March 31, 2006 — $ 259 per ounce of gold and $1.57 per ounce of copper).
The Peak mine produced 31,200 ounces of gold and 1,751,000 pounds of copper, compared with 33,400 ounces of gold and 2,131,000 pounds of copper for the corresponding period last year. Mill throughput of 172,500 was similar to the corresponding period last year and gold grades were slightly below last years corresponding period. However both gold and copper sales were significantly below the corresponding period last year due to the absence of copper concentrate sales in the March 2007 quarter. The absence of copper sales has impacted the total cash cost per ounce.

18     GOLDCORP

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)
Amapari mine, Brazil

	Three Months Ended
	March 31	December 31	September 30	June 30	March 31
Operating Data	2007	2006	2006	2006	2006

Tonnes of ore mined	642,000	546,900	555,000	548,100	362,400
Tonnes of waste removed	2,481,000	3,036,400	3,289,600	3,220,900	3,074,600
Ratio of waste to ore	3.9	5.6	5.9	5.9	8.5
Tonnes of ore processed	494,000	390,100	411,100	475,600	302,400
Average grade of gold processed (grams/tonne)	2.58	2.68	2.04	2.00	2.03
Average recovery rate (%)(1)	72%	62%	64%	68%	66%
Gold (ounces)
— Produced(2)	27,100	27,600	17,300	18,900	20,400
— Sold	28,100	25,300	17,900	19,700	22,600
Average realized gold price (per ounce)	$653	$616	$623	$630	$556
Total cash costs (per ounce)	$455	$492	$593	$572	$464
Financial Data

Revenues	$18.3	$15.6	$11.2	$12.3	$12.6
Earnings (loss) from operations	$3.3	$(173.4)	$(6.5)	$(6.7)	$(3.0)
(1)	Gold recovery is determined when the individual leach pads are reclaimed and production is reconciled.

(2)	Tonnes of ore processed each quarter do not necessarily correlate to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
First quarter of 2007 was a record quarter for Amapari with respect to ore mined, ore processed, gold sales, and cash costs per ounce. During the first quarter of 2007, the Amapari mine produced 27,100 ounces of gold and sold 28,100 ounces of gold. Processed ore has achieved the 2.0 million tonnes per annum rate. Gold recoveries from leach pads were also higher as a result of optimization of the agglomeration process and stacking procedures (6 meter heaps). Total waste from a total of five pits was significantly lower than prior periods due to a longer haul cycle and higher than expected rainfall.
Total cash costs for the quarter were $455. Total operating costs continue to be negatively impacted by the strong Brazilian currency, which has appreciated against the United States dollar by 7% when compared to the same period in 2006. Work programs continue to improve operating practices and efficiencies leading to cost reduction. Improvements were made during the quarter include the heaps protection against the rain to guarantee good quality agglomerates and recoveries.

GOLDCORP     19

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
PROJECT DEVELOPMENT REVIEW
Los Filos Project, Mexico
The Los Filos Project consists of two open pits (Los Filos and Bermejal) and a single heap-leach facility and was 92% completed as of March 31, 2007. Capital expenditures to March 31, 2007 amounted to US$261 million.
Development of the Los Filos project, for most of the quarter, was affected by a road blockade carried out by a small group of Carrizalillo town landowners requesting renegotiation of existing land purchase and rental agreements. Disputes with landowners were settled with a comprehensive agreement including not only land prices but also a complete package of social works and sustainable development projects to be sponsored by the Company. Shortly thereafter, project activities resumed at full capacity and operations are expected to commence in the third quarter of 2007, with commercial production being achieved in the fourth quarter of 2007.
Peñasquito Project, Mexico
The Peñasquito Project is located in the state of Zacatecas, Mexico near the town of Mazapil. Peñasquito is a world class deposit containing 10 million ounces of proven and probable gold reserves and 575 million ounces of silver reserves. Significant quantities of zinc and lead will also add to the revenue base. The deposit remains open at the north, east, and at depth. Exploration drilling continued through the first quarter of 2007.
The Engineering, Procurement, and Construction Management (EPCM) contract with M3 is now 25% complete. Construction management makes up nearly half of the EPCM work and progress stands at 5%. As field activities pick up, this will increase. Increased mill throughput options are being evaluated and provisions to accommodate these options are being included in the facility layout. Design on the Merrill-Crowe plant has been finalized.
Temporary office space was installed on site for M3 Engineering and some of the Minera Peñasquito staff. Housing is limited in the area making construction of the camp facility a priority. The first phase of the camp should be ready early in the second quarter allowing for additional operating and construction personnel to arrive on site. Site preparation was also started for the primary crusher and the new town of Peñasco. The installation of the 400kVA electrical line to the site also began and is progressing well.
Mining and auxiliary equipment purchases were completed for the first phase of mining and started arriving on site. Prestripping will start in the second quarter of 2007.
A six hundred metre decline was started under the Peñasco outcrop in order to acquire bulk samples for metallurgical test work. The sample will represent sulfide material that will be mined in the first two years of milling. This test will help define some of the processing options as well as provide additional samples to be used for concentrate marketing.
Peñasquito Project remains on track. Significant construction activity is underway, good progress is being made on the engineering design and procurement and considerable effort is now turning to further optimization studies in light of recent exploration success.
Éléonore Project, Canada
During the first quarter, drilling on site intensified as winter set in. Operating drill rigs were maximized (up to 6 rigs) during the winter season. Extensive drilling in the bay area continued while the deepest mineralized zone was intercepted at a depth of 1,370 m. In parallel, the project exploration team continued to carry out district surface mapping and delineation work to determine the strike extent of the mineralization and assist in developing drill-hole targets aimed at extending the lateral extent of the ore body.

20     GOLDCORP

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)
The priority on the property is to continue the drilling program while supporting the engineering studies in progress. The ongoing exploration and drilling program is primarily concentrating on three themes:
- continuing with the “confirmatory” drilling already in progress,

- exploring the strike extent of the ore-body at both ends, and

- exploring the depth potential of the Roberto Zone.
Environmental and engineering programs continued, including baseline environmental data collection. The application for the permit for the permanent airstrip and access road has been submitted. Construction of the airstrip and access road is expected to take place during 2007 and 2008.
The project scoping study was completed to determine the best scale of operation, which will mainly be an underground operation, with possibly a small pit. The milling operation will involve conventional gold processing techniques and a suitable tailing dam site has been identified. Regional infrastructure is excellent to support a future mining operation with available power, water and year round highway access near by. These advantages together with the province of Quebec being a regulatory friendly environment further reinforce the quality of this asset.
In line with Goldcorp’s commitment to the importance of sustainable development and social relationships, the project team is continuing to develop a collaborative relationship with the local First Nations group, the Cree Nation of Wemindji, which included various meetings and discussions, and a community-wide presentation during the Wemindji Career Fair in January. The first meeting for the development of the long-term collaboration agreement was held in March, with a series of monthly meetings scheduled for the rest of the year. This process reflects Goldcorp’s transparent approach to working with all local stakeholders. Discussions also continue with various governmental departments and Hydro-Québec.
In the second quarter of 2007, drilling will continue, a pre-feasibility study will be initiated, and the first resource estimate will be issued. Cumulative capital expenditures to March 31, 2007 amounted to $25 million.
Pueblo Viejo Project, Dominican Republic (Goldcorp’s interest — 40%)
Barrick is continuing to work on the updated feasibility study for the Pueblo Viejo project. Advances over the past quarter have included EIA approval for the mine site and facilities modifications of the design to improve silver recoveries, review of zinc production possibilities and potential alternatives for the location and construction of the power plant required for operations. The 2007 drill program continues to find additional mineralization.
Cerro Blanco Project, Guatemala
Work continued on the permitting of the Cerro Blanco project in southeastern Guatemala. An initial assessment of environmental impact was submitted to the Ministry of Environment and Natural Resources (MARN), who will now provide ‘terms of reference’ for the project. A request to initiate work on an exploration decline was also submitted to the Ministry of Energy and Mines (MEM). Test drilling of dewatering wells began in the first quarter in anticipation of approval of the work plan for the exploration decline. These wells will also provide information to continue with the evaluation of a geothermal project in the area.

GOLDCORP     21

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)
EXPENSES

	Three Months Ended
	March 31	March 31
	2007	2006

Depreciation and depletion	$106.8	$45.8
Corporate administration	25.7	11.9
Exploration	7.6	3.9
Depreciation and depletion related to mining activities increased to $106.8 million for the quarter, compared to $45.8 million in 2006, primarily as a result of the fair value allocations for acquisitions of certain Placer Dome’s mining assets and Glamis’ mining assets.
Corporate administration costs have increased for the quarter due primarily to increased corporate activity relating to the acquisitions of Placer and Glamis. Included in corporate administrations are stock option expense in 2007 of $6.4 million (2006 — $3.4 million) which has increased due primarily to the continual vesting of previously issued stock options and additional stock option expense from the consolidation of Terrane and Silver Wheaton.
Exploration costs increased for the quarter in 2007 compared to 2006, due primarily to the inclusion of certain Placer assets and Glamis results in 2007 and is reflective of the Company’s strategy for organic growth.
OTHER INCOME (EXPENSE)

	Three Months Ended
	March 31	March 31
	2007	2006

Interest and other income	$5.0	$3.0
Interest expense and finance fees	(13.8)	(1.2)
Gain (loss) on foreign exchange	56.7	(0.2)
Non-hedge derivative loss	(8.3)	—
(Loss) gain on marketable securities, net	(2.8)	2.5
Dilution gain	0.2	—

	$37.0	$4.1

During the current period, the Company incurred $13.8 million of interest expense and financing fees as a result of drawing down on credit facilities to fund the acquisition of certain Placer assets. The Company did not have any debt outstanding in the first quarter of 2006, prior to the acquisition of certain Placer assets on May 12th, 2006.
The Company incurred $56.7 million of foreign exchange gains in 2007 comprising primarily of $53.3 million from the revaluation of future income tax assets and liabilities on mineral interests which are denominated in local currency. The Company has a significant amount of future income tax liabilities arising from acquisitions in excess of $3.5 billion which are monetary items revalued each quarter end.
As of March 31, 2007, the Company had outstanding 50 million pounds of copper forward contracts on its 2007 production at a blended rate of $2.91 per pound and also 30 million pounds of copper forward contracts on its 2008 production at a blended rate of $2.55 per pound. In addition, the Company had entered into a collar structure whereby a put had been purchased at $2.81 per pound and a call had been sold at $3.03 per pound on 0.7 million pounds of copper for 2008 production. These contracts do not satisfy the hedge effectiveness test, thus a mark-to-market loss of $13.4 million has been recognized in income for the first quarter 2007 which has been partially offset by $5.1 million in realized gains on the settlement of the matured contracts in the first quarter of 2007.

22     GOLDCORP

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)
INCOME AND MINING TAXES
Income and mining taxes for the three months ended March 31, 2007 totaled $40.2 million, approximately 32% of earnings before taxes and foreign exchange revaluation of future income tax assets and liabilities. For the same period in 2006, income and mining taxes were $46.6 million, or 32% of earnings before taxes.
NON-CONTROLLING INTERESTS
The non-controlling interests relates to Goldcorp’s ownership of its subsidiary companies, including Silver Wheaton (49%) and Terrane Metals Corp. (77%).
The non-controlling interest’s share of net earnings for the three months ended March 31, 2007 amounted to $12.4 million compared with $5.7 million for the three months ended March 31, 2006.
NON-GAAP MEASURE — TOTAL CASH COST PER GOLD OUNCE CALCULATION
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per ounce to the financial statements:

	Three Months Ended
	March 31	March 31
	2007	2006

Operating expenses per financial statements(1)	$225.0	$84.1
Treatment and refining charges on concentrate sales	12.9	16.0
By-product silver and copper sales, and other	(136.1)	(125.3)
Non-cash adjustments	(5.5)	(0.2)

Total cash costs	96.3	(25.5)

Divided by ounces of gold sold	531,300	288,400

Total cash costs per ounce of gold	$181	$(88)

(1) $40.0 million (2006 — $ 9.8 million) in royalties are included in operating expenses per the financial statements.
LIQUIDITY AND CAPITAL RESOURCES
At March 31, 2007 the Company held cash and cash equivalents of $403.5 million (December 31, 2006 — $555.2 million) and had working capital of $300.8 million (December 31, 2006 — $417.8 million).
As at March 31, 2007, the Company has a $500 million revolving credit facility, which is approved to be refinanced or repaid by July 29, 2010. In addition, the Company has two credit facilities comprised of a $550 million bridge facility and a $350 million revolving credit facility. Amounts drawn on the $350 million facility will be required to be refinanced or repaid by May 12, 2008. Amount drawn on the bridge facility are required to be repaid by May 12, 2007. The total amount of credit facilities drawn as at March 31, 2007, is $740 million which includes $500 million drawn on the $500 million revolving credit facility, $100 million on the bridge facility, and $140 million on the $350 million revolving credit facility.
On April 16, 2007, Silver Wheaton entered into a commitment with Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $185 million under a non-revolving term loan and $300 million under a revolving term loan in order to finance the acquisition of the Peñasquito silver contract from Goldcorp. The Revolving Loan is for a period of seven years and the Term Loan is to be repaid in equal installments over a period of seven years, however, prepayments are allowed at any time.

GOLDCORP     23

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)
In the opinion of management, the working capital at March 31, 2007, together with future cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.
Total assets decreased to $17.9 billion at March 31, 2007 from $18.0 billion at December 31, 2006, primarily as a result of the repayment of $185 million of debt in the first quarter of 2007.
During the period, the Company generated operating cash flows of $122.6 million compared with $74.4 million during the corresponding period in 2006. Cash dividend payments for the period totaled $31.6 million.
During the three months ended March 31, 2007, the Company invested a total of $141.4 million in mining interests, including $21.0 million at Red Lake, $33.0 million at the Luismin operations, $45.9 million at Peñasquito and $6.2 million at Éléonore.
As of May 10, 2007, there were 703.9 million common shares of the Company issued and outstanding and 14.8 million stock options outstanding under its share option plan. In addition, the Company had 8.4 million share purchase warrants outstanding (exchangeable for 8.4 million common shares).
Derivative instruments
As of March 31, 2007, the Company had outstanding 50 million pounds of copper forward contracts on its 2007 production at a blended rate of $2.91 per pound and also 30 million pounds of copper forward contracts on its 2008 production at a blended rate of $2.55 per pound. Also, the Company had entered into a collar structure whereby a put had been purchased at $2.81 per pound and a call had been sold at $3.03 per pound on 0.7 million pounds of copper for 2008 production. These contracts are monthly swaps, cash settled, based on the average London Metal Exchange Cash Settlement price for the month.
The Company employs, from time to time, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.
Contractual obligations
Commitments exist as at March 31, 2007 for capital expenditures of approximately $437.6 million, of which $319.3 million relates to Peñasquito.
RELATED PARTY TRANSACTIONS
At March 31, 2007, the Company owned 49% of Silver Wheaton’s outstanding common shares. During the three months ended March 31, 2007, Silver Wheaton purchased 1.9 million ounces (2006 — 2.2 million ounces) of silver from a subsidiary of the Company at a price of $3.90 per ounce, for total consideration of approximately $7.6 million (2006 — $8.5 million).
During the three months ended March 31, 2007, Silver Wheaton repaid a $20 million promissory note due to Goldcorp.
On April 16, 2007, Silver Wheaton agreed to acquire 25% of the silver produced from Goldcorp’s Peñasquito project located in Mexico for cash consideration of $485 million, as described elsewhere in this Management’s Discussion and Analysis. As part of this transaction, Goldcorp’s right to maintain its pro-rata interest in Silver Wheaton has been extended to December 31, 2009.

24     GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
CHANGE IN ACCOUNTING POLICY
The Company adopted the provisions of CICA Sections 3855, Financial Instruments — Recognition and Measurement and Section 1530, Comprehensive Income and Section 3865, Hedges on January 1, 2007 which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income. As a result the Company has added new accounting policies as described below.
Marketable Securities and Investments
Marketable securities and investments in equity securities are classified as available-for-sale because the Company do not hold these securities for the purposes of trading for a profit and in the case of investments intend to hold these securities for more than one year. Unrealized holding gains and losses related to available-for-sale investments are excluded from net income and are included in other comprehensive income until such gains or losses are realized or an other than temporary impairment is determined to have occurred.
Warrants held by the Company are for long-term investment purposes however, due to their nature they meet the definition of a derivative and are marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net income in the period they occur.
The Company estimates the fair value of financial instruments at the balance sheet date using quoted market prices for available-for-sale securities and a Black-Scholes option pricing model for warrants held.
Debt Financing Costs
The Company expenses debt financing costs when they are incurred.
CRITICAL ACCOUNTING POLICIES
The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses.
The Company’s accounting policies are described in note 2 of the notes to its consolidated financial statements included in the Company’s 2006 Annual Report to Shareholders, and a discussion of some of the more significant policies is also included in the section entitled “Risk Factors” in the Company’s Annual Information Form. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and depletion of mineral property, plant and equipment and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future gold prices and future mining activities. All estimates used are subject to periodic review and are adjusted as appropriate. Life-of-mine plans are prepared each year, so all estimates relating to mining activities, reserves, recoveries and gold prices are re-assessed annually, or more frequently as determined by management. Because of the ongoing review process, the Company has been able to update its estimates on a timely basis as developments affecting the underlying assumptions have necessitated such modifications.
Inventories
Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average production costs or net realizable value.
The Company records the cost of mining ore stacked on its leach pads and in process at certain of its mines as work-in-process inventory, and values work-in-process inventory at the lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in these mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

GOLDCORP     25

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)
Mineral Properties
The Company records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes preproduction expenditures net of revenues received, until the commencement of commercial production.
A significant portion of the Company’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the price of gold or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of its mineral property, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.
In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets.
Reclamation Obligations
The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Generally accepted accounting principles require the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by the same amount. Subsequently, these asset retirement costs are amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). If these estimates of costs or of recoverable mineral resources prove to be inaccurate, the Company could be required to write down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all which would reduce the Company’s earnings and net assets.
Future Tax Assets and Liabilities
The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amount of future income tax liabilities recorded at the balance sheet date.

26     GOLDCORP

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)
Purchase Accounting for Glamis Gold Ltd
The Company accounted for the acquisition of Glamis Gold Ltd as a purchase business combination. The cost of the acquisition will be allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The estimation of fair value for mining interests takes into account expected future cash flows associated with the life of mine plans. The excess of purchase cost over the net identified tangible and intangible assets will likely represent goodwill that will be allocated to reporting units and subject to an annual impairment test. This allocation is not yet complete due to inherent complexities in the valuation process and revisions that may impact earnings prospectively in the future may be required. Upon completion of the purchase price allocation, the final amount of goodwill will be calculated and allocated to reporting units.
Financial Instruments
During the quarter ended March 31, 2007, the Company has used a mixture of cash and long-term debt to maintain an appropriate capital structure, ensuring sufficient liquidity required to meet the needs of the business and the flexibility to continue growing through acquisition. The Company does not use interest rate contracts or other derivative financial instruments, to manage the risks associated with its operations and therefore, in the normal course of business, is inherently exposed to currency, interest rate and commodity price fluctuations.
The Company holds certain financial instruments such as long-term investments and copper forward contracts and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.
OUTLOOK
The Company expects to produce approximately 2.5 million ounces of gold at an average cash cost of $150 per ounce in 2007. Capital expenditures for the year are forecast at $750 million, including approximately $320 million at the Peñasquito project in Mexico, $110 million at Red Lake mine in Canada and $100 million at Los Filos and San Dimas—the latter of which includes the on-going construction of a hydroelectric power plant. Exploration expense for 2007 is forecast at $60 million, including $15 million in Canada and $30 million in Mexico.
SUBSEQUENT EVENTS AND PROPOSED TRANSACTIONS
Sale of Peak Mine an Amapari Mine
During April 2007, Goldcorp closed its transaction to sell Amapari mine in Brazil and Peak mine in Australia to GPJ Ventures Ltd (subsequently name changed to Peak Gold Ltd) in exchange for $200 million in cash and $100 million in share consideration, which will result in a gain of approximately $8 million after tax, to be recorded in the second quarter of 2007. Goldcorp will own approximately 22% of the new company upon close of the transaction.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

GOLDCORP     27

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Internal Controls Over Financial Reporting
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervisions of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.
There has been no significant change in the Company’s internal control over financial reporting during the three months ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

28     GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business — Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2006, available on SEDAR at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Readers should refer to the annual information form of Goldcorp for the year ended December 31, 2006, dated March 30, 2007, and other continuous disclosure documents filed by Goldcorp since January 1, 2007 available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.

GOLDCORP     29

Consolidated Statements of Earnings
(US dollars in millions, except for share and per share amounts — Unaudited)

		Three Months Ended
		March 31
	Note	2007	2006

Revenues		$505.6	$286.3
Operating expenses		225.0	84.1
Depreciation and depletion		106.8	45.8

Earnings from mine operations		173.8	156.4

Corporate administration (1)		25.7	11.9
Exploration		7.6	3.9

Earnings from operations		140.5	140.6

Other income (expense)
Interest and other income		5.0	3.0
Interest expense and finance fees		(13.8)	(1.2)
Gain (loss) on foreign exchange		56.7	(0.2)
Non-hedge derivative loss	10	(8.3)	—
(Loss) gain on securities, net	4	(2.8)	2.5
Dilution gain		0.2	—

		37.0	4.1

Earnings before taxes and non-controlling interests		177.5	144.7
Income and mining taxes		40.2	46.6
Non-controlling interests	11	12.4	5.7

Net earnings		$124.9	$92.4

(1) Stock option expense (a non-cash item) is included in Corporate administration	12	$6.4	$3.4

Earnings per share	12
Basic		$0.18	$0.27
Diluted		0.18	0.24

Weighted-average number of shares outstanding (in thousands)
Basic		703,637	340,961
Diluted		709,266	383,180
The accompanying notes form an integral part of these unaudited consolidated financial statements

30     GOLDCORP

Consolidated Balance Sheets
(US dollars in millions — Unaudited)

		March 31	December 31
	Note	2007	2006

Assets
Current
Cash and cash equivalents		$403.5	$555.2
Restricted cash		—	65.0
Marketable securities	4	33.5	14.9
Accounts receivable		85.3	67.0
Future income and mining taxes		23.0	20.7
Held for sale assets	5	229.7	—
Inventories and stockpiled ore		153.9	146.5
Other		9.3	14.1

		938.2	883.4

Mining interests	7	14,848.9	15,128.8
Held for sale assets	5	100.0	—
Goodwill	7	1,340.2	1,340.2
Silver purchase arrangements	8	342.5	346.5
Stockpiled ore		65.3	75.7
Investments	4	206.3	134.0
Other		53.0	57.3

		$17,894.4	$17,965.9

Liabilities
Current
Accounts payable, accrued liabilities and other		$197.0	$228.9
Income and mining taxes payable		99.7	101.7
Current portion of long-term debt	9	100.0	135.0
Current derivative instrument liability	10	11.0	—
Held for sale liabilities	5	70.5	—

		478.2	465.6
Derivative instrument liability	10	6.6	6.1
Future income and mining taxes		3,512.4	3,615.8
Long-term debt	9	640.0	790.0
Reclamation and closure cost obligations		209.2	226.2
Income and mining taxes payable		17.0	19.5
Other		10.6	13.2

		4,874.0	5,136.4

Non-controlling interests	11	385.0	354.5

Shareholders’ Equity
Common shares, share purchase warrants, and stock options	12	11,833.1	11,825.8
Retained earnings		650.2	547.3
Accumulated other comprehensive income	3,4	152.1	101.9

		12,635.4	12,475.0

		$17,894.4	$17,965.9

The accompanying notes form an integral part of these unaudited consolidated financial statements

GOLDCORP     31

Consolidated Statements of Cash Flows
(US dollars in millions — Unaudited)

		Three Months Ended
		March 31
	Note	2007	2006

Operating Activities
Net earnings		$124.9	$92.4
Reclamation expenditures		(2.6)	(1.2)
Items not affecting cash
Depreciation and depletion		106.8	45.8
Non-hedge derivative loss	10	13.4	—
Loss (gain) on securities, net	4	2.8	(2.6)
Stock option expense	12	6.4	3.4
Future income and mining taxes		(21.2)	(3.2)
Non-controlling interests	11	12.4	5.7
Unrealized foreign exchange gain and other		(55.1)	0.5
Change in non-cash working capital	13	(65.2)	(66.4)

Cash provided by operating activities		122.6	74.4

Investing Activities
Mining interests		(141.4)	(66.8)
Acquisitions, net of cash acquired		—	(258.5)
Proceeds from dispositions of mining interests		24.0	—
Silver purchase arrangement		—	(245.3)
Purchase of investments		(3.7)	(34.2)
Proceeds from sale of marketable securities		0.3	5.2
Restricted cash received		65.0	—
Other		(7.2)	(1.9)

Cash used in investing activities		(63.0)	(601.5)

Financing Activities
Long-term debt borrowings		—	125.0
Long-term debt repayments		(185.0)	(5.0)
Debt issue costs		—	(1.1)
Common shares issued, net		2.4	27.5
Shares issued by subsidiaries to non-controlling interests		2.7	3.4
Dividends paid to common shareholders		(31.6)	(15.3)

Cash (used in) provided by financing activities		(211.5)	134.5

Effect of exchange rate changes on cash and cash equivalents		0.2	—

Decrease in cash and cash equivalents		(151.7)	(392.6)
Cash and cash equivalents, beginning of period		555.2	562.2

Cash and cash equivalents, end of period		$403.5	$169.6

Cash and cash equivalents is comprised of:
Cash		$136.3	$18.2
Short-term money market investments		267.2	151.4

		$403.5	$169.6

Supplemental cash flow information (note 13)
The accompanying notes form an integral part of these unaudited consolidated financial statements

32     GOLDCORP

Consolidated Statements of Shareholders’ Equity
(US dollars in millions, shares in thousands — Unaudited)

	Common Shares
						Accumulated
						Other
						Compre-
			Share			hensive
			Purchase	Stock	Retained	Income
	Shares	Amount	Warrants	Options	Earnings	(note 3,4)	Total

At December 31, 2005	339,642	$2,322.5	$286.8	$44.5	$218.1	$101.9	$2,973.8
Issued pursuant to acquisition of Glamis Gold Ltd (note 6)	283,578	8,140.4	—	82.1	—	—	8,222.5
Issued pursuant to acquisition of Virginia Gold Mines Inc	19,310	398.3	3.6	—	—	—	401.9
Stock options exercised/ cancelled and restricted share units issued	6,523	96.4	—	(24.9)	—	—	71.5
Share purchase warrants exercised	54,472	748.5	(287.2)	—	—	—	461.3
Fair value of new warrants issued	—	(38.9)	38.9	—	—	—	—
Fair value of stock options issued and vested, and restricted share units issued and vested	—	—	—	18.5	—	—	18.5
Share issue costs	—	(3.7)	—	—	—	—	(3.7)
Dividends declared	—	—	—	—	(79.1)	—	(79.1)
Net earnings	—	—	—	—	408.3	—	408.3

At December 31, 2006	703,525	$11,663.5	$42.1	$120.2	$547.3	$101.9	$12,475.0
Change in accounting policy (note 3)	—	—	—	—	9.6	42.2	51.8

At January 1, 2007 as adjusted	703,525	$11,663.5	$42.1	$120.2	$556.9	$144.1	$12,526.8
Stock options exercised/ cancelled and restricted share units issued	302	5.0	—	(2.7)	—	—	2.3
Share purchase warrants exercised	2	—	—	—	—	—	—
Fair value of stock options issued and vested, and restricted share units issued and vested	—	—	—	5.0	—	—	5.0
Dividends declared	—	—	—	—	(31.6)	—	(31.6)
Net earnings	—	—	—	—	124.9	—	124.9
Other comprehensive income	—	—	—	—	—	8.0	8.0

At March 31, 2007	703,829	$11,668.5	$42.1	$122.5	$650.2	$152.1	$12,635.4

Shareholders’ Equity (note 12)
Consolidated Statement of Comprehensive Income
(US dollars in millions — Unaudited)

Three Months Ended
March 31, 2007

Net earnings	$124.9
Other comprehensive income:
Gain on available-for-sale securities, net of tax of $0.9 million (note 4)	4.4
Non-controlling interest	3.6

Comprehensive income	$132.9

The accompanying notes form an integral part of these unaudited consolidated financial statements

GOLDCORP     33

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
Notes to the Consolidated Financial Statements
Three Months Ended March 31, 2007
1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation.

The Company’s assets are comprised of the Red Lake, Porcupine (51% interest) and Musselwhite (68% interest) gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal gold mine and Luismin gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala, the San Martin gold mine in Honduras, the La Coipa gold/silver mine (50% interest) in Chile, the Marigold gold mine (67% interest) and Wharf gold mine in the United States. Significant development projects include the expansion of the existing Red Lake mine, the Peñasquito gold/silver/zinc project and the Los Filos gold project in Mexico, the Éléonore gold project in Canada, the Cerro Blanco gold project in Guatemala and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. Goldcorp also owns a 49% interest in Silver Wheaton Corp (“Silver Wheaton”), a publicly traded silver mining company, and 77% interest in Terrane Metals Corp, a publicly traded exploration company. The Peak gold mine in Australia and the Amapari gold mine in Brazil are disclosed as assets and liabilities held for sale in the first quarter of 2007, given the sale of these assets (note 5).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as noted below. The accompanying unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position as at March 31, 2007 and results of operations and cash flows for all periods presented, have been made. The interim results are not necessarily indicative of results for a full year.
(a)	Investments

Long-term investments in equity securities are classified as available-for-sale because the Company intends to hold the investments for more than one year. Unrealized holding gains and losses related to available-for-sale investments are excluded from net income and are included in other comprehensive income until such gains or losses are realized or an other than temporary impairment is determined to have occurred.

Warrants held by the Company are for long-term investment purposes, however, due to their nature they meet the definition of a derivative and are marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net income in the period they occur.

The Company estimates the fair value of financial instruments at the balance sheet date using quoted market prices for available-for-sale securities and a Black-Scholes option pricing model for warrants held.

(b)	Debt financing costs

The Company expenses debt financing costs when they are incurred.

34     GOLDCORP

First Quarter Report — 2007

(in United States dollars, tabular amounts in millions, except where noted — Unaudited
(c)	Basis of presentation and principles of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and all of its subsidiaries and investments.

The principal mining properties of Goldcorp and their geographic locations at March 31, 2007, are listed below:

		Ownership		Operations and
Mining properties	Location	interest	Status	development projects owned

Red Lake mine (“Red Lake”) (1)	Canada	100%	Consolidated	Red Lake and Campbell complexes

Porcupine Joint Venture (“Porcupine”) (1)	Canada	51%	Proportionately consolidated	Porcupine mine, unincorporated joint venture

Musselwhite mine (“Musselwhite”) (1)	Canada	68%	Proportionately consolidated	Musselwhite mine, unincorporated joint venture

Les Mines Opinaca Ltée (“Éléonore”) (2)	Canada	100%	Consolidated	Éléonore gold project
				Silver contracts in Mexico,

Silver Wheaton Corp (“Silver Wheaton”) (3)	Canada	49%	Consolidated	Sweden and Peru
				Mt Milligan and certain other

Terrane Metals Corp (“Terrane”) (4)	Canada	77%	Consolidated	Canadian exploration interests

Wharf gold mine (“Wharf”)	United States	100%	Consolidated	Wharf mine

Marigold Mining Company (“Marigold”) (5)	United States	66.7%	Proportionately consolidated	Marigold mine, unincorporated joint venture

Dominicana Corporation (“Pueblo Viejo”) (1)	Dominican Republic	40%	Equity investment	Pueblo Viejo gold project

Luismin SA de CV (“Luismin”)	Mexico	100%	Consolidated, except for El Limón which is an equity investment	San Dimas, San Martin and Nukay mines, Los Filos and El Limón gold projects

Minas de la Alta Primeria SA de CV (“El Sauzal”) (5)	Mexico	100%	Consolidated	El Sauzal mine

Minera Peñasquito SA de CV (“Peñasquito”) (5)	Mexico	100%	Consolidated	Peñasquito project

Minera Alumbrera Ltd (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine, incorporated joint venture

Montana Explorations de Guatemala SA (“Marlin”) (5)	Guatemala	100%	Consolidated	Marlin mine

Entra Mares de Guatemala SA (“Cerro Blanco”) (5)	Guatemala	100%	Consolidated	Cerro Blanco project

Minerales Entra Mares de Honduras SA (“San Martin”) (5)	Honduras	100%	Consolidated	San Martin mine

Compania Minera Mantos de Oro (“La Coipa”) (1)	Chile	50%	Proportionately consolidated	La Coipa mine, incorporated joint venture

Assets Held for Sale (note 5)
Mineraçao Pedra Branca do Amapari Ltda (“Amapari”)	Brazil	100%	Consolidated	Amapari mine

Peak Gold Mines Pty Ltd (“Peak”)	Australia	100%	Consolidated	Peak mine
(1)	The results of Goldcorp include the Placer Dome assets acquired from Barrick from May 12, 2006 onward.

(2)	The results of Goldcorp include Éléonore from March 31, 2006, the date of acquisition, onward.

(3)	Goldcorp’s interest in Silver Wheaton has been diluted to 49% upon the issuance of equity by Silver Wheaton to non-controlling interests and the sale of Silver Wheaton common shares on December 8, 2006.

(4)	The results of Terrane have been consolidated from July 24, 2006, the date of acquisition.

(5)	The results of Goldcorp include Glamis from November 4, 2006, the date of acquisition, onward (note 6).
All intercompany transactions and balances have been eliminated.

Variable Interest Entities (‘‘VIE’s’’) as defined by the Accounting Standards Board in Accounting Guideline (‘‘AcG’’) 15, ‘‘Consolidation of Variable Interest Entities’’ are entities in which equity investors do not have the characteristics of a “controlling financial interest’’ or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIE’s are subject to consolidation by the primary beneficiary who will absorb the majority of the entities expected losses and/or expected residual returns. The Company has determined that none of its equity investments qualify as VIE’s.

GOLDCORP     35

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
3.	CHANGE IN ACCOUNTING POLICY

The Company adopted the provisions of Sections 1530, Comprehensive Income, 3855, Financial Instruments — Recognition and Measurement, 3861, Financial Instruments — Disclosure and Presentation, and 3865, Hedges, on January 1, 2007 which address the classification, recognition and measurement of financial instruments in the financial statements, the inclusion of other comprehensive income (“OCI”), and establishes the standards for hedge accounting. As a result of adopting these new standards, the Company recorded a non-cash increase of $12.3 million to opening marketable securities, a non-cash increase of $58.3 million to opening investments, a non-cash increase of $12.5 million to future income tax liability, a non-cash increase of $15.9 million to non-controlling interest, a non-cash pre-tax increase of $54.7 million ($42.2 million net of tax) for the change in accounting for financial assets classified as available-for-sale and measured at fair value instead of cost and the retroactive reclassification of $101.9 million in cumulative translation adjustments . These charges of $144.1 million are reported as a one-time cumulative effect of a change in accounting policy in opening accumulated other comprehensive income.

Under Section 3855, share purchase warrants held by the Company are classified as derivatives and marked-to-market each reporting period. As a result, the Company realized a non-cash increase of $12.2 million to opening investments, a non-cash decrease of $1.4 million to future income tax liability, a non-cash increase of $2.5 million to non-controlling interests and a non-cash increase of $11.1 million to retained earnings as a one time cumulative effect of a change in accounting policy.

In addition, the Company adopted a policy to expense debt financing fees when they are incurred and as a result the Company recorded a non-cash adjustment to decrease opening retained earnings by $1.5 million to eliminate the opening balance of debt financing fees that were capitalized and amortized under the Company’s previous accounting policy.

The adoption of Section 3865 did not have a material effect on the Company’s consolidated financial position and results of operations.

36     GOLDCORP

First Quarter Report — 2007
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
4.	MARKETABLE SECURITIES AND INVESTMENTS

	March 31	December 31
	2007	2006
Marketable securities	Fair Value	Book Value

Available-for-sale	$33.5	$14.9

	March 31	December 31
	2007	2006
Investments	Fair Value	Book Value

Available-for-sale	$196.3	$132.6
Warrants	10.0	1.4

	$206.3	$134.0

	March 31, 2007		December 31, 2006
		Mark-to
		-market
		gain (loss)			Transitional
Available for sale	Fair Value	in OCI	Fair Value	Book Value	Adjustment

Marketable Securities	$33.5	$7.2	$27.2	$14.9	$12.3
Investments	196.3	(1.9)	190.9	132.6	58.3

	$229.8	$5.3	$218.1	$147.5	$70.6
Future tax expense in OCI	—	(0.9)	—	—	(12.5)
Non-controlling interest in OCI	—	3.6	—	—	(15.9)

	$229.8	$8.0	$218.1	$147.5	$42.2

	March 31, 2007		December 31, 2006
		Mark-to
		-market			Transitional
Warrants	Fair Value	gain (loss)	Fair Value	Book Value	Adjustment

Investments	$10.0	$(2.9)	$13.6	$1.4	$12.2
Future tax recovery (expense)	—	0.5	—	—	1.4
Non-controlling interest	—	0.1	—	—	(2.5)

	$10.0	$(2.3)	$13.6	$1.4	$11.1

The Company has recognized a future income tax liability of $11.5 million that relates to the cumulative mark-to-market gains on the available-for-sale securities and the warrants held by the Company. The tax estimate is based on the assumption that if the securities were sold at their March 31, 2007 fair market value the capital gains would be taxed at the appropriate Canadian tax rate.

By holding these long-term investments the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

GOLDCORP     37

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
5.	DISPOSITION OF PEAK MINE AND AMAPARI MINE

During April 2007, Goldcorp closed its transaction to sell the Amapari and Peak mines to Peak Gold Ltd in exchange for $200 million in cash and $100 million in share considerations, resulting in an after tax gain of approximately $8 million. Goldcorp owns approximately 22% of Peak Gold Ltd on close of the transaction. Consequently, assets and liabilities related to Peak and Amapari have been classified as assets and liabilities held for sale on the Company’s consolidated balance sheet. The assets were not classified as discontinued operations since Goldcorp will continue to have a significant influence through the Company’s 22% ownership of Peak Gold Ltd.

Included in current assets and liabilities and long term assets held for sale are:

Assets
Cash	$4.3
Accounts receivable	3.6
Inventories and stockpiled ore	30.8
Mining interests	282.3
Other	8.7

329.7
Less: long-term portion of held for sale assets	(100.0)

Current portion of held for sale assets	$229.7

Liabilities
Accounts payable, accrued liabilities and other	$13.4
Income and mining taxes payable	1.7
Future income and mining taxes	35.5
Reclamation and closure cost obligations	18.0
Other	1.9

Current portion of held for sale liabilities	$70.5

GOLDCORP     38

First Quarter Report — 2007
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
6.	BUSINESS COMBINATION AND ACQUISITION

Glamis Gold Ltd

On August 31, 2006, Goldcorp and Glamis Gold Ltd (“Glamis”) announced that the respective boards of directors had agreed to combine Goldcorp and Glamis. The transaction was approved by Glamis shareholders on October 26, 2006 and closed on November 4, 2006.

A preliminary allocation of the purchase price, which is subject to final adjustments, is as follows:

Preliminary purchase price:
283.2 million common shares of Goldcorp and cash	$8,129.0
0.4 million common shares of Goldcorp on exercise of Glamis SAR’s	11.4
Stock options Goldcorp issued in exchange for those of Glamis	82.1
Acquisition costs	20.0

$8,242.5

Net assets acquired:
Cash and cash equivalents	$73.4
Current assets	50.3
Mining interests	9,786.2
Other assets	52.8
Current liabilities	(63.1)
Long-term debt	(80.0)
Future income tax liabilities	(2,354.8)
Reclamation and closure cost obligations	(30.0)
Goodwill	807.7

$8,242.5

For the purposes of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. Goldcorp will continue to review information and perform further analysis with respect to these assets, including an independent valuation, prior to finalizing the allocation of the purchase price. This process will be performed in accordance with Emerging Issues Committee Abstract 152. Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets and future income tax liabilities.

39     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
7. MINING INTERESTS

	March 31, 2007			December 31, 2006
		Accumulated			Accumulated
		depreciation			depreciation
	Cost	and depletion	Net	Cost	and depletion	Net

Mining properties	$13,970.3	$397.8	$13,572.5	$14,351.7	$388.7	$13,963.0
Plant and equipment	1,537.3	260.9	1,276.4	1,433.8	268.0	1,165.8

	$15,507.6	$658.7	$14,848.9	$15,785.5	$656.7	$15,128.8

A summary by property of the net book value is as follows:

	Mining properties
		Non-		Plant and	March 31	December 31,
	Depletable	depletable	Total	equipment	2007	2006

Red Lake	$304.1	$533.2	$837.3	$312.5	$1,149.8	$1,148.7
Porcupine	69.7	89.5	159.2	92.8	252.0	252.4
Musselwhite	33.1	119.6	152.7	77.1	229.8	229.2
Éléonore gold project	—	710.4	710.4	—	710.4	704.2
Canadian exploration properties	—	159.9	159.9	—	159.9	157.4
Wharf	4.8	—	4.8	—	4.8	4.6
Marigold (a)	86.8	397.0	483.8	32.9	516.7	518.6
Pueblo Viejo (c)	—	98.9	98.9	—	98.9	98.9
Luismin (b)	242.4	532.4	774.8	62.7	837.5	866.9
Los Filos project	171.4	278.6	450.0	164.1	614.1	595.7
El Limón project (c)	—	85.0	85.0	2.0	87.0	87.0
El Sauzal (a)	253.2	678.9	932.1	54.7	986.8	1,009.8
Peñasquito (a)	—	7,015.8	7,015.8	86.5	7,102.3	7,056.5
Mexican exploration projects	—	164.6	164.6	—	164.6	168.4
Alumbrera	401.1	—	401.1	247.7	648.8	660.1
Marlin (a)	292.7	787.5	1,080.2	77.8	1,158.0	1,163.6
Cerro Blanco (a)	—	16.0	16.0	2.6	18.6	18.6
San Martin (a)	—	—	—	3.8	3.8	3.9
Amapari (d)	—	—	—	—	—	100.0
La Coipa	31.8	14.1	45.9	54.4	100.3	106.5
Peak (d)	—	—	—	—	—	173.3
Corporate and other	—	—	—	4.8	4.8	4.5

	$1,891.1	$11,681.4	$13,572.5	$1,276.4	$14,848.9	$15,128.8

The goodwill allocated to the Company’s reporting units and included in the respective operating segment assets is shown below:

	March 31	December 31
	2007	2006

Red Lake	$404.4	$404.4
Peñasquito (a)	807.7	807.7
Los Filos	74.3	74.3
Silver Wheaton	53.8	53.8

	$1,340.2	$1,340.2

(a)	The net book values have been allocated according to the preliminary fair value of the Glamis mining assets acquired.
40     GOLDCORP

First Quarter Report — 2007
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
(b)	Included in the carrying value of Luismin mines is the value of mining properties attributable to the Silver Wheaton silver contract of the following amounts:

	Mining properties
				Plant and	March 31	December 31
	Depletable	Non-depletable	Total	equipment	2007	2006

Silver interests	$73.0	$136.4	$209.4	$—	$209.4	$211.7
(c)	The equity investments in these exploration/development stage properties have no current operations. The recorded value represents the fair value of the property at the time they were acquired, plus subsequent expenditures which have been invested in property development.
(d)	The Amapari and Peak mines are disclosed as assets held for sale in the first quarter of 2007 given the announcement to dispose of those assets in February 2007 with the completion of the sale in April 2007 (note 5).
8. SILVER PURCHASE ARRANGEMENTS

	March 31, 2007			December 31, 2006
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	Amortization	Net

Yauliyacu	$285.3	$13.8	$271.5	$285.3	$10.6	$274.7
Zinkgruvan	77.9	6.9	71.0	77.9	6.1	71.8

	$363.2	$20.7	$342.5	$363.2	$16.7	$346.5

On April 23, 2007, Silver Wheaton entered into an agreement with Hellas Gold S.A., a 65% owned subsidiary of European Goldfields Ltd, to acquire all of the silver produced from Hellas Gold’s Stratoni mining operations in Greece for the life of mine. Silver Wheaton made an upfront cash payment of $57.5 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the contract.
9. BANK CREDIT FACILITIES

	March 31,	December 31,
	2007	2006

$500 million revolving credit facility (a)	$500.0	$500.0
$550 million bridge facility (a)	100.0	100.0
$350 million revolving credit facility (a)	140.0	290.0
$50 million revolving credit facility	—	35.0

	740.0	925.0
Less: current portion of long-term debt	100.0	135.0

	$640.0	$790.0

(a)	As at March 31, 2007, the Company has a $500 million revolving credit facility which is approved to be refinanced or repaid by July 29, 2010. In addition, the Company has two credit facilities comprised of a $550 million bridge facility and a $350 million revolving credit facility. Amounts drawn on the $350 million facility will be required to be refinanced or repaid by May 12, 2008. Amount drawn on the bridge facility are required to be repaid by May 12, 2007.
(b)	On April 16, 2007, Silver Wheaton entered into a commitment with Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $185 million under a non-revolving term loan (the “Term Loan”) and $300 million under a revolving term loan (the “Revolving Loan”) in order to finance the acquisition of the Peñasquito silver contract from Goldcorp. The Revolving Loan is for a period of seven years and the Term Loan is to be repaid in equal installments over a period of seven years, however, prepayments are allowed at any time.
GOLDCORP     41

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
10. DERIVATIVE INSTRUMENTS
As of March 31, 2007, the Company had entered into 50 million pounds of copper forward contracts on its 2007 production at a blended rate of $2.91 per pound and also entered into 30 million pounds of copper forward contracts on its 2008 production at a blended rate of $2.55 per pound. Also, the Company had entered into a collar structure whereby a put had been purchased at $2.81 per pound and a call had been sold at $3.03 per pound on 0.7 million pounds of copper for 2008 production. These contracts are monthly swaps, cash settled, based on the average London Metal Exchange Cash Settlement price for the month. The fair value of both type of contracts resulted in a $0.2 million current derivative asset, an $11.0 million current derivative liability and a $6.6 million non-current derivative liability. The Company realized a gain of $5.1 million on matured contracts and a loss in the fair value of these contracts in the amount of $13.4 million in the first quarter of 2007.
11. NON-CONTROLLING INTERESTS

	Silver
	Wheaton	Terrane	Total

At December 31, 2005	$108.6	—	$108.6
Increase in net assets	182.3	5.8	188.1
Arising from transaction with Terrane	—	22.0	22.0
Share of net earnings (loss)	36.5	(0.7)	35.8

At December 31, 2006	$327.4	$27.1	$354.5
Change in accounting policy impact on retained earnings of subsidiary (note 3)	2.5	—	2.5
Non-controlling interest in accumulated OCI (note 4)	15.9	—	15.9
Non-controlling interest in current OCI (note 4)	(3.6)	—	(3.6)
Increase in net assets	2.4	0.9	3.3
Share of net earnings (loss)	12.8	(0.4)	12.4

At March 31, 2007	$357.4	$27.6	$385.0

12. SHAREHOLDERS’ EQUITY
At March 31, 2007, the Company had unlimited authorized common shares and 703,829,000 common             shares outstanding (December 31, 2006 — 703,525,000). Refer to the Consolidated Statements of Shareholders’ Equity for movement in capital stock.
(a)	Share Purchase Warrants

As at March 31, 2007, the Company had 8.4 million warrants outstanding which entitle the holders to purchase at any time one common share of Goldcorp at an exercise price of C$45.75 until June 9, 2011. The warrants trade on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”).

(b)	Stock Options

The Company has a 2005 Stock Option Plan which allows for up to 12.5 million stock options, with a maximum exercise period of ten years, to be granted to employees, officers and consultants. Of the 14.8 million stock options outstanding at March 31, 2007, 7.7 million relate to options granted under the 2005 Stock Option Plan.

The Company granted nil stock options during the three months ended March 31, 2007 (March 31, 2006 — 595,000).

Compensation expense of $6.4 million has been recognized during the three months ended March 31, 2007 (three months ended March 31, 2006 — $3.4 million), of which $5.0 million relates to Goldcorp (three months ended March 31, 2006 — $3.4 million), $0.5 million for Silver Wheaton (three months ended March 31, 2006 — $nil), and $0.9 million for Terrane (three months ended March 31, 2006 — $nil).
42     GOLDCORP

First Quarter Report — 2007
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
A summary of changes in outstanding stock options is as follows:

		Weighted
		Average
	Options	Exercise
	Outstanding	Price
	(000’s)	(C$/option)

At January 1, 2006	13,577	$15.08
Issued in connection with the acquisition of Glamis	4,668	12.90
Granted	3,560	31.12
Exercised	(6,502)	12.60
Cancelled/expired	(104)	24.85

At December 31, 2006	15,199	19.16
Exercised	(281)	9.96
Cancelled	(110)	24.42

At March 31, 2007	14,808	$19.29

The following table summarizes information about the options outstanding at March 31, 2007:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average	Options	Weighted	Average
		Average	Remaining	Outstanding	Average	Remaining
	Options	Exercise	Contractual	and	Exercise	Contractual
	Outstanding	Price	Life	Exercisable	Price	Life
Exercise Prices (C$)	(000’s)	(C$/option)	(years)	(000’s)	(C$/option)	(years)

$2.05 — $4.98	342	$3.70	1.9	342	$3.70	1.9
$6.28 — $8.06	915	7.44	0.8	915	7.44	0.8
$10.18 — $13.38	3,922	12.64	2.3	3,922	12.64	2.3
$14.80 — $17.50	1,024	16.97	6.4	1,024	16.97	6.4
$18.50 — $21.01	4,508	19.23	8.0	2,034	19.23	7.7
$23.30 — $26.76	641	25.59	4.7	591	25.78	4.4
$28.84 — $31.93	3,041	30.75	9.1	207	29.81	8.5
$32.57 — $34.39	415	33.85	9.4	—	—	—

	14,808	$19.29	5.9	9,035	$15.00	4.1

(c) Diluted Earnings per Share
The following table sets forth the computation of diluted earnings per share:

	Three Months Ended
	March 31
	2007	2006

Earnings available to common shareholders	$124.9	$92.4

Basic weighted-average number of shares outstanding (in thousands)	703,637	340,961
Effect of dilutive securities:
Stock options	5,591	5,198
Warrants	—	36,969
Restricted share units	38	51

Diluted weighted-average number of shares outstanding	709,266	383,180

Earnings per share
Basic	$0.18	$0.27
Diluted	0.18	0.24
GOLDCORP     43

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
The following lists the stock options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of C$30.81 for the period (three months ended March 31, 2006 — $29.99):

	Three Months Ended
	March 31
	2007	2006

Stock options	2,861	320
Share purchase warrants	8,439	—
13. SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended March 31
	2007	2006

Change in non-cash operating working capital
Accounts receivable	$(26.0)	$(35.6)
Inventories and stockpiled ore	(20.4)	(10.2)
Accounts payable and accrued liabilities	(13.8)	3.0
Income and mining taxes payable	(0.7)	(24.1)
Net current assets and liabilities held for sale	(3.0)	—
Other	(1.3)	0.5

	$(65.2)	$(66.4)

Acquisitions, net of cash acquired
Placer Dome	$—	$(252.2)
Virginia	—	(6.3)

	$—	$(258.5)

Non-cash financing and investing activities
Shares received upon dispositions of mining interests	$2.0	$—
Shares and warrants issued on acquisition of Virginia	—	401.9
Silver Wheaton promissory note issued to Glencore	—	40.0

Operating activities included the following cash payments
Interest paid	$15.4	$0.2
Income taxes paid	53.4	74.3
44     GOLDCORP

14. SEGMENTED INFORMATION
The Company’s reportable operating segments are summarized in the table below.

			Earnings	Expenditures
		Depreciation and	(loss)	for mining
	Revenues	depletion	from operations	interests	Total assets
		Three Months Ended March 31, 2007

Red Lake	$105.9	$18.6	$48.5	$21.0	$1,594.7
Porcupine	19.8	5.5	1.3	5.3	275.4
Musselwhite	23.2	4.1	2.2	4.8	231.9
Éléonore	—	—	—	6.2	717.6
Marigold	9.5	2.4	(1.0)	0.8	541.0
Luismin	37.8	10.8	9.4	33.0	1,606.4
El Sauzal	44.1	23.9	11.7	1.0	1,077.7
Peñasquito	—	—	—	45.9	7,918.7
Alumbrera	104.3	15.9	22.1	4.1	901.8
Amapari (note 5)	18.3	0.4	3.3	1.1	132.2
La Coipa	31.4	6.1	15.1	0.6	277.3
Wharf	10.7	1.2	4.0	1.7	44.5
Marlin	41.6	9.4	16.4	3.8	1,278.8
San Martin	7.6	0.7	1.6	—	16.3
Peak (note 5)	14.7	0.1	7.1	9.2	197.5
Pueblo Viejo	—	—	—	—	98.9
Silver Wheaton	44.1	7.1	21.7	—	777.0
Terrane	—	—	(1.5)	2.7	166.6
Other (1)	(7.4)	0.6	(21.4)	0.2	40.1

Total	$505.6	$106.8	$140.5	$141.4	$17,894.4

	Three Months Ended March 31, 2006

Red Lake	$67.4	$5.0	$44.4	$18.3	$303.3
Wharf	7.3	1.3	1.9	0.1	26.9
Luismin	34.2	9.1	9.0	37.4	1,483.0
Alumbrera	125.0	18.6	78.4	1.9	892.8
Amapari	12.6	3.7	(3.0)	5.6	293.3
Silver Wheaton	25.7	3.4	11.3	—	700.7
Peak	22.6	4.7	7.1	3.4	61.0
Eléonore	—	—	—	—	701.6
Other	(8.5)	—	(8.5)	0.1	592.3

Total	$286.3	$45.8	$140.6	$66.8	$5,054.9

(1)	Includes cost of sales from silver sales in Luismin and Corporate activities.
15. COMMITMENTS
Commitments exist for capital expenditures of approximately $437.6 million, of which $319.3 million relates to Peñasquito.
GOLDCORP     45

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)

HEAD OFFICE		STOCK EXCHANGE LISTING
Park Place		Toronto Stock Exchange: G
Suite 3400 — 666 Burrard Street		New York Stock Exchange: GG
Vancouver, BC V6C 2X8
Canada		TRANSFER AGENT
CIBC Mellon Trust Company
Telephone:	(604) 696-3000	Suite 1600
Fax:	(604) 696-3001	1066 West Hastings Street
Website:	goldcorp.com	Vancouver, BC V6E 3X1
Canada
TORONTO OFFICE
Suite 3201 — 130 Adelaide Street West		Toll free in Canada and the US:
Toronto, ON M5H 3P5		(800) 387-0825
Canada		Outside of Canada and the US:
(416) 643-5500
Telephone:	(416) 865-0326	Email: inquiries@cibcmellon.com
Fax:	(416) 359-9787

RENO OFFICE		INVESTOR RELATIONS
Suite 310 — 5190 Neil Road		Jeff Wilhoit
Reno, NV 89502		Vice President, Investor Relations
United States
Toll free: (800) 567-6223
Telephone:	(775) 827-4600	Email: info@goldcorp.com
Fax:	(775) 827-5044

MEXICO OFFICE		AUDITORS
Luismin SA de CV		Vancouver, BC
Arquimedes #130 — 8th Floor, Polanco
11560 Mexico, DF Mexico

Telephone:	52 (55) 9138-4000
Fax:	52 (55) 5280-7636

46     GOLDCORP